Exhibit 99.2

FOR IMMEDIATE RELEASE TSX: SMT BVL: SMT NYSE AMERICAN: SMTS

No. 37-2017

SIERRA METALS ANNOUNCES “AT-THE-MARKET” ISSUANCE PROGRAM AND FILING OF PROSPECTUS SUPPLEMENT

Toronto, ON – October 10, 2017 – Sierra Metals Inc. (TSX: SMT) (BVL: SMT) (NYSE AMERICAN: SMTS) (“Sierra” or the “Company”) is pleased to announce that it has entered into an Open Market Sale AgreementSM (the “Sales Agreement”) with Jefferies LLC, H.C. Wainwright & Co., LLC, Scotia Capital (USA) Inc. and Noble Capital Markets, Inc. (collectively, the "Agents"), pursuant to which the Company may, at its discretion and from time to time during the term of the Sales Agreement, sell, through the Agents, acting as agent and/or principal, such number of common shares of the Company (“Common Shares”) as would result in aggregate gross proceeds to the Company of up to US$55 million. Sales of Common Shares through the Agents, acting as agent, will be made through “at the market” issuances on the NYSE American at the market price prevailing at the time of each sale, and, as a result, sale prices may vary. No Common Shares will be offered or sold in Canada.

The Company has filed a prospectus supplement, dated October 10, 2017, to the base prospectus included in its U.S. registration statement on Form F-10 (Registration No. 333-218076) declared effective on July 7, 2017, pursuant to which the Company may issue up to US$55.0 million of Common Shares (but not more than 22,500,000 Common Shares) in an at-the-market distribution.

The U.S. prospectus supplement (together with the related base prospectus) is available on the SEC’s website (www.sec.gov) and the Canadian prospectus supplement (together with the related base shelf prospectus) is available on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com.

Alternatively, copies of these documents may be obtained by contacting the Corporate Secretary of the Company at 79 Wellington Street West, Suite 2100, Toronto, Ontario M5K 1H1, Telephone +1 (416) 366-7777 ext. 1011.

The Company intends to use the net proceeds of the offering for general corporate purposes, including debt repayment and/or capital requirements. In accordance with our amended acquisition credit facility with Banco de Credito del Peru (“BCP”), at least 50% of the proceeds which we receive from the offering must be allocated to the mandatory prepayment of the amounts owing to BCP under such facility.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualifications under the securities laws of any such jurisdiction.

About Sierra Metals

Sierra Metals Inc. is Canadian-based growing polymetallic mining company with production from its Yauricocha Mine in Peru, and its Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new discoveries and still has additional brownfield exploration opportunities at all three mines in Peru and Mexico that are within or in close proximity to the existing mines. Additionally, the Company has large land packages at all three mines with several prospective regional targets providing longer term exploration upside and mineral resource growth potential.

The Company’s Common Shares trade on the Bolsa de Valores de Lima and on the Toronto Stock Exchange under the symbol “SMT” and on the NYSE American Exchange under the symbol “SMTS”.

For further information regarding Sierra Metals, please visit www.sierrametals.com or contact:

Mike McAllister V.P., Corporate Development Sierra Metals Inc. Tel: +1 (416) 366-7777 Email: info@sierrametals.com	Ed Guimaraes CFO Sierra Metals Inc. Tel: +1 (416) 366-7777	Igor Gonzales President & CEO Sierra Metals Inc. Tel: +1 (416) 366-7777

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Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of Canadian and U.S. securities laws related to the Company (collectively, “forward-looking information”). Forward-looking information includes, but is not limited to, statements with respect to the Company’s operations, including the anticipated developments in the Company’s operations in future periods, the Company’s planned exploration activities, the adequacy of the Company’s financial resources, and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be considered to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the properties are developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, risks inherent in the mining industry including environmental hazards, industrial accidents, unusual or unexpected geological formations, floods, labour disruptions, explosions, cave-ins, weather conditions and criminal activity; commodity price fluctuations; higher operating and/or capital costs; lack of available infrastructure; the possibility that future exploration, development or mining results will not be consistent with the Company's expectations; risks associated with the estimation of mineral resources and the geology, grade and continuity of mineral deposits and the inability to replace reserves; fluctuations in the price of commodities used in the Company's operations; risks related to foreign operations; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; risks relating to outstanding borrowings; issues regarding title to the Company's properties; risks related to environmental regulation; litigation risks; risks related to uninsured hazards; the impact of competition; volatility in the price of the Company's securities; global financial risks; inability to attract or retain qualified employees; potential conflicts of interest; risks related to a controlling group of shareholders; dependence on third parties; differences in U.S. and Canadian reporting of mineral reserves and resources; potential dilutive transactions; foreign currency risks; risks related to business cycles; liquidity risks; reliance on internal control systems; credit risks, including risks related to the Company's compliance with covenants with respect to its BCP Facility; uncertainty of production and cost estimates for the Yauricocha Mine, the Bolivar Mine and the Cusi Mine; and other risks identified in the Company's filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (“SEC”), which filings are available at www.sedar.com and www.sec.gov, respectively.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking information. Forward looking information includes statements about the future and are inherently uncertain, and the Company's actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company's statements containing forward-looking information are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking information if circumstances or management's beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Note Regarding Reserve and Resource Estimates

All reserve and resource estimates reported by the Company are calculated in accordance with the Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects and Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the SEC. The differences between these standards are discussed in our SEC filings. Mineral resources which are not mineral reserves do not have demonstrated economic viability.